PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267481

4,230,770 Shares of Ordinary Stock

The selling shareholder of VivoPower International PLC (“VivoPower,” “we,” “us” or the “Company”) listed beginning on page 17 of this prospectus may offer and resell under this prospectus up to 4,230,770 ordinary shares, nominal value $0.012 (the “Ordinary Shares”), issuable upon exercise of series A warrants acquired by the selling shareholder under the Purchase Agreement (defined below) (the “Series A Warrants”). The selling shareholder acquired the Series A Warrants from us pursuant to a securities purchase agreement (the “Purchase Agreement”), dated July 29, 2022, by and between the Company and the purchaser named therein.

We are registering the resale of the Ordinary Shares covered by this prospectus as required by the Purchase Agreement. The selling shareholder will receive all of the proceeds from any sales of the Ordinary Shares offered hereby. We will not receive any of the proceeds, but we will incur expenses in connection with the offering. To the extent the Series A Warrants are exercised for cash, if at all, we will receive the exercise price of the Series A Warrants.

The selling shareholder may sell the Ordinary Shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling shareholder. Our registration of the Ordinary Shares covered by this prospectus does not mean that the selling shareholder will offer or sell any of the Ordinary Shares. For further information regarding the possible methods by which the shares may be distributed, see “Plan of Distribution” beginning on page 25 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer”, each as defined under federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.”

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “VVPR.” The last sale price of our Ordinary Shares on September 14, 2022 was $0.99 per share.

Investing in our ordinary shares is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 29, 2022

TABLE OF CONTENTS

Page

Prospectus Summary	1
The Offering	9
Risk Factors	10
The Private Placement	11
Special Note Regarding Forward-Looking Statements	12
Use of Proceeds	14
Market for Ordinary Shares and Dividend Policy	15
Capitalization	16
Selling Shareholders	17
Taxation	18
Plan of Distribution	25
Description of our Securities Being Registered	27
Expenses	41
Legal Matters	42
Experts	42
Enforcement of Judgments	42
Where You Can Find More Information	42
Incorporation by Reference	42

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ABOUT THIS PROSPECTUS

The registration statement we filed with the Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC, and the documents incorporated by reference herein before making your investment decision. You should rely only on the information provided in this prospectus and the documents incorporated by reference herein or any amendment thereto. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

The selling shareholder named in this prospectus may sell up to 4,230,770 Ordinary Shares previously issued and issuable upon exercise of Series A Warrants to purchase Ordinary Shares from time to time. This prospectus also covers any Ordinary Shares that may become issuable as a result of share splits, share dividends, or similar transactions. We have agreed to pay the expenses incurred in registering these Ordinary Shares, including legal and accounting fees.

We have not, and the selling shareholder has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus, the documents incorporated by reference herein or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus, the documents incorporated by reference herein or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

As a U.K. incorporated company, we are subject to applicable laws of England and Wales including the Companies Act 2006. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

For investors outside of the United States: Neither we nor the selling shareholder has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “VivoPower,” the “Group,” the “company,” “we,” “us” and “our” refer to VivoPower International PLC and its consolidated subsidiaries, except where the context otherwise requires.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and the Ordinary Shares that we are offering. It may not contain all of the information that may be important to you. Before investing in the Ordinary Shares, you should read this entire prospectus and other information incorporated by reference from our other filings with the SEC carefully for a more complete understanding of our business and this offering, including our consolidated financial statements, and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

Overview

VivoPower is a sustainable energy solutions company whose core purpose is to provide its customers with turnkey decarbonization solutions that enable them to achieve net zero carbon status. It does this by delivering an enterprise solution encompassing electric vehicles, critical power services, battery and microgrid technology as well as solar. The Company is focused on harder to decarbonize sectors including mining, infrastructure and utilities, involving customized and ruggedized requirements, including off road electric vehicles. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Management analyzes our business in five reportable segments:

●	Critical Power Services,

●	Electric Vehicles,

●	Sustainable Energy Solutions,

●	Solar Development and

●	Corporate Office.

Critical Power Services is represented by VivoPower’s wholly owned subsidiary Aevitas. In turn, Aevitas wholly owns Kenshaw Electrical Pty Limited (“Kenshaw”) and Kenshaw Solar Pty Ltd (“Kenshaw Solar”), previously J.A. Martin Electrical Pty Limited, both of which operate in Australia with a focus on the design, supply, installation and maintenance of critical power, control and distribution systems, including for solar farms. Electric Vehicles is represented by Tembo e-LV B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”), (in combination “Tembo”) a specialist battery-electric and off-road vehicle companies delivering electric vehicles (“EV”) for mining and other rugged industrial customers globally. Sustainable Energy Solutions (“SES”) is the design, evaluation, sale and implementation of renewable energy infrastructure to customers, both on a standalone basis and in support of Tembo EVs. Solar Development is represented by Caret and comprises 12 solar projects in the United States. Corporate Office is the Company’s corporate functions, including costs to maintain the Nasdaq public company listing, comply with applicable SEC reporting requirements, and related investor relations and is located in the U.K.

Electric Vehicles

Tembo is a specialist battery-electric and off-road vehicle company that designs and builds ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors.

VivoPower acquired 51% of Tembo on November 5, 2020 for €4.0 million. On February 2, 2021, the Company completed the acquisition of the remaining 49% of Tembo, for a consideration of $2.2 million and 15,793 shares in the Company.

In parallel to recent development activities, a network of preferred suppliers has been set up. These have been selected based on quality, safety and durability, amongst other criteria. Consideration has also been given to cost, delivery, service as well as other requirements that are dictated within the automotive industry, and to align with VivoPower’s sustainability goals and principles. Furthermore, Tembo has been focusing on enhancing its quality standards and credentials, by obtaining, for example, the ISO 9001:2015 Quality Management Systems accreditation. An initiative remains underway to obtain a number of other quality standards, including, but not limited to ISO 14001:2015. In addition, the VivoPower board and leadership team have worked closely with the Tembo management team to further reinforce a culture of safety as well as to identify and implement industry best practice health and safety standards.

Tembo is focused on a number of objectives in the coming year, including securing additional distribution agreements globally, completing the development and commencement of full scale production of the 72kWh Toyota Landcruiser electric conversion kit, expanding its assembly and production capabilities in the Netherlands (including potentially moving to new purpose built facilities) as well as in other markets, and advancing research and development into the next generation of electric conversion kits and batteries.

Sustainable Energy Solutions

Tembo e-LV B.V. and subsidiaries, Tembo 4x4 e-LV B.V. and FD 4x4 Centre B.V. (“Tembo Netherlands”) and Tembo EV Australia Pty Ltd (“Tembo Australia”) are specialist battery-electric and off-road vehicle companies that design and build electric battery conversion kits to replace internal combustion engines (“ICE”) in ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, and government services sectors.

During the year, Tembo has established subsidiaries and/or offices in both Australia as well as the United Arab Emirates (UAE), the Philippines and commenced preparations for the opening of U.K. operations.

Despite the global impact of the COVID-19 pandemic and following the completion of 100% acquisition of Tembo by VivoPower, Tembo was able to deliver some electric vehicle kits and generate long-term business opportunities from new and existing customers internationally. In June 2021, a definitive agreement was executed with Acces Industriel Mining Inc. ("Acces") whereby Acces has exclusive distributorship rights in Canada for Tembo’s electric light vehicles in Canada. Under the agreement, Acces intends to purchase 1,675 Tembo e-LV conversion kits by December 2026.  In the same month, a non-binding heads of terms were signed with Artic Trucks Limited (“Arctic”), with a potential commitment from Arctic to purchase 800 Tembo e-LV conversion kits over the ensuing 5.5 years for the Nordic market (including Norway, Finland, Sweden and Iceland), with the definitive agreement expected to be signed shortly.  In July 2021, a definitive agreement was signed with Tembo’s existing Mongolian dealer, Bodiz International Group LLC (“Bodiz”), who intends to purchase 350 Tembo e-LV conversion kits by December 2026. In September 2021, GHH Germany signed a definitive distribution agreement with a commitment to purchase 3,000 conversion kits, covering 50 countries, over the next 5 years.

During the second half of the fiscal year, Tembo accelerated the development of its 72kWh battery platform for the Landcruiser model in accordance with the highest automotive product development process standards, including but not limited to Advanced Product Quality Planning ("APQP") and Product & Design Validation Plans ("PVP & DVP") in close cooperation with Toyota Motor Corporation Australia Limited (“Toyota Australia”). In recent months, Tembo’s team of engineers have collectively developed an enhanced product, which has been undergoing extensive and rigorous testing at the same time as the first customer prototype vehicles for this enhanced product are being assembled in Australia. The enhanced product has significantly more power along with a much-extended range and payload capability.

In parallel to the development activities, a network of preferred suppliers has been set up. These have been selected based on quality, safety and durability, amongst other criteria. Consideration has also been given to cost, delivery, service as well as other requirements that are dictated within the automotive industry, and to align with VivoPower’s sustainability goals and principles.

Furthermore, Tembo has been focusing on enhancing its quality standards and credentials, by obtaining, for example, the ISO 9001:2015 Quality Management Systems accreditation. In June 2022, also Tembo achieved ISO 14001:2015 certification for its Environmental Management Systems

In addition, the VivoPower board and leadership team have worked closely to assemble and transition to a Tembo management team that has further reinforced a culture of safety and quality as well as to identify and implement industry best practice occupational health and safety standards.

In May 2022, a Design Services Agreement ("DSA") was signed with Toyota Australia to formalize the development program between VivoPower, Tembo and Toyota Australia for electrification of Toyota Landcruiser vehicles, with an initial focus on the mining sector in Australia.

Tembo is focused on a number of objectives in the coming year, including securing additional distribution agreements globally, completing the development and commencement of full scale production of the 72kWh Toyota Landcruiser electric conversion kit, expanding its assembly and production capabilities in the Netherlands as well as in other markets, and advancing research and development into the next generation of electric conversion kits and batteries. In August 2022, Tembo entered into a Memorandum of Understanding with a Jordanian Organisation to sell, distribute and market 4×4 Toyota vehicles which have been fully electrified by Tembo ("Electrified Vehicles") and/or the Tembo electrification conversion kit for Toyota 4×4 vehicles ("Conversion Kits").

Under the proposed agreement, the Jordanian Organization intends to sell 1,000 Tembo e-LV conversion kits from execution of this agreement until 30th September 2027.

Tembo is well placed to capitalize on the very strong increase in demand for fleet electrification solutions from customers in harder to decarbonize sectors such as mining, infrastructure and utilities.

Critical Power Services

Through a holding entity called Aevitas which was formed in 2013 and acquired by VivoPower in December 2016, VivoPower has two wholly owned Australian subsidiaries, Kenshaw and Kenshaw Solar. Aevitas provides critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems, including for utility scale solar farms. The businesses are trusted power advisers to government, commercial and industrial customers. Headquartered at Newcastle, in the Hunter Valley region of New South Wales, the businesses have operations across the Eastern-seaboard of Australia, and are well situated to capitalize on a strong operating environment driven by growth in public and private sector investment in infrastructure, renewable energy, mining and healthcare.

The Hunter Valley region is the leading regional economy in Australia, contributing over A$34.7 billion to the New South Wales economy and generating over 44% of the state’s electricity needs. It has a multi-faceted economy and a skilled workforce, with traditional strengths in mining and advanced manufacturing complemented by fast-growing defense, service, knowledge, and renewables sectors.

The Critical Power Services businesses have several core competencies, encompassing a range of electrical and mechanical services. In addition, the businesses are preparing to be responsible for delivering electrical services and infrastructure to support VivoPower’s EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions.

Kenshaw Solar (previously J.A. Martin Electrical Pty Limited)

Kenshaw Solar (previously J.A. Martin) is a specialized industrial electrical engineering and power services company that has been servicing the largest commercial and industrial belt in Australia, the Newcastle and Hunter Valley region in New South Wales, for more than 50 years since its founding in 1968.

In line with VivoPower’s strategy to focus on its core electrical vehicle, renewable critical power and sustainable energy solutions businesses, the non-solar business of J.A. Martin was deemed non-core and sold to ARA on July 1, 2022. The remaining solar division of J.A. Martin now operates as Kenshaw Solar, under the management of the Kenshaw leadership team from the new, expanded Kenshaw location in Newcastle. Kenshaw Solar continues to deliver existing contracts in place at the time of the divesture in respect of the Blue Grass and Edenvale Solar Farms and is actively seeking new projects in the solar market as part of the Kenshaw Solar growth strategy.

Results of the non-solar operations of J.A. Martin are included in discontinued operations. Included within the net assets of the discontinued operation sold to ARA are a facility in Newcastle which manufactures industrial switchboards and motor control centers, manages turnkey project installations, service and maintenance, and provides design and engineering services. It also has an office and workshop facility in the Hunter Valley for servicing the mining and industrial sectors.

Kenshaw Solar is ISO9001 (Quality Management) and ISO45001 (Occupational Health and Safety) certified, tangible evidence of its commitment to quality, and health and safety, and positions it to service some of the largest and most respected mining and industrial firms in the world.

Notwithstanding a history and core business centered in the industrial, manufacturing and mining sectors, Kenshaw Solar has over the past four years developed a strong reputation and position providing electrical services to the Australian solar market. During the fiscal year, Kenshaw Solar completed the provision of electrical installation and services for its eighth solar farm, the 119MWdc Hillston Solar Farm, and has commenced work on two further solar projects, bringing its total of contracted or completed solar project work to 664.8MWdc.

As a result of strong growth in the Australian solar generation market, Kenshaw Solar’s revenue base has been transformed from a traditional reliance on the industrial, manufacturing and mining sectors to an increasing exposure to the renewables sector. Through its work on the Blue Grass and Edenvale Solar Farms, the business has made inroads into the Western Downs region of Queensland, dubbed “The Energy Capital of Queensland”, and expects to see further growth from this region. The Western Downs’ energy sector is growing significantly due to geography and environmental conditions, along with existing transmission infrastructure that gives energy providers access to interstate connectors and transmission lines. As a result, the region is a prime destination for renewable energy. There are over AU$4.0 billion worth of approved projects in the renewable energy sector in the region, including 24 solar farms and A$2.4 billion worth of projects under construction, constituting nearly a quarter of Australia’s total investment in renewables.

Kenshaw Solar’s traditional customer base includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to gross domestic product. Over the past 12 months, the mining sector in Australia has continued to perform strongly notwithstanding the effects of the global COVID-19 pandemic and rising geopolitical tensions, in particular the breakdown in the relationship between China and Australia.

In FY2022, Kenshaw Solar continued to be impacted by operational disruptions caused by absenteeism and supply chain disruption attributable to the COVID-19 pandemic. This has resulted in delays to the execution and completion of several projects and restricted access to clients’ sites, resulting in slower completion of scheduled works and hence revenue recognition, and higher costs in delivering contracted goods and services. Through the implementation of workplace health and safety best practices and adherence to public health directives, Kenshaw Solar has mitigated the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins.

Kenshaw Solar’s solar division has also been materially affected by high levels of rainfall along the east coast of Australia in the first half of 2022, with Australia experiencing more rain in the first five months of the year than the average rainfall due to La Nina weather system. La Nina is forecasted to continue to persist along the east coast of Australia for the rest of the 2022 calendar year and potentially beyond. As a consequence, the occurrence of delays attributable to adverse weather have risen, resulting in delayed project completions and higher costs.

Kenshaw Solar sources its supplies from a large number of domestic and international suppliers based on competitive pricing, reliable delivery, product performance, and past business relationships. Supplier relationships are core to the realization of its commercial goals and ability to meet the demands of customers in a competitive marketplace. With most electrical equipment manufactured outside of Australia, the business has adapted to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains, however this effect has not been entirely mitigated and supply chain challenges persist.

With the sale of the non-solar J.A. Martin operations, Kenshaw Solar will need to diversify its customer-base in order to reduce its reliance on its key solar partner, Grupo Gransolar, S.L. The business is not dependent on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

Kenshaw Electrical Pty Limited

Founded in 1981, Kenshaw is a specialized provider of critical electrical power and critical mechanical power services that is headquartered in Newcastle, in the Hunter Valley region of New South Wales, Australia.

Operating from three premises across New South Wales and the Australian Capital Territory, Kenshaw’s head office is in Newcastle, with additional branches in Canberra and Sydney. The business’s success is built on the capability of its highly skilled personnel to be able to provide a wide range of critical power generation solutions, products and services across the entire life cycle for electric motors, power generators and mechanical equipment. In addition, by partnering with several leading uninterruptible power supply (“UPS”) providers, the business is able to offer fully integrated UPS design, sales and installation.

With ISO9001 (Quality Management) and ISO45001 (Occupational Health and Safety) certification as evidence of its commitment to quality and safety, Kenshaw is able to provide regular and responsive service on a contracted and ad-hoc basis to a loyal client base of over 500 local, national and multinational clients ranging from data centers, health infrastructure, mine operators and agriculture to aged care facilities, transport providers and utility services.

Kenshaw’s core competencies include: generator design, turn-key sales and installation; generator servicing and emergency breakdown services; customized motor modifications; wheel cartridge motor electric repair and refurbishment; and industrial electrical services.

The data center sector continues to be a key market for Kenshaw. Fueled by the trend of digital transformation and the emergence of remote working, online schooling and virtual entertainment during the COVID-19 pandemic, and compounded by the growing impact of big data and the internet of things, Australian data center providers are experiencing significant increases in demand for their storage and processing capabilities. Recent changes by the New South Wales government to relax planning approvals for data center development should stimulate further growth in new supply within Kenshaw’s home state. In the Sydney market alone, 2021-2024 pipeline of 456MW is almost equivalent to the existing total capacity of 488MW.

VivoPower believes Kenshaw continues to benefit from the growth in the data center market through its long-term relationship with data centers and facility management service providers. In addition, with a growing base of completed installation projects, the business actively targets the provision of contracted ongoing monitoring and maintenance of these critical UPS assets, through its Generator Service division. The Canberra Sydney branches, form an integral part of this offering by allowing for locally stored equipment and personnel with an aim for Kenshaw to become entrenched at its clients’ sites for the entire lifecycle of the assets.

In addition to the data center sector, the health and aged care sectors continue to be a key market for Kenshaw. In Australia, health spending has generally grown faster than the rest of the economy over the past 40 years. The 2021 Intergenerational Report (“IGR”) by the Australian Treasury Department forecasts that Australian Government health spending will continue to increase as a share of Gross Domestic Product (“GDP”) from 4.1% in 2018-19 to 6.2% in 2060-61. Funding for public hospitals is projected to be the fastest growing component of that health spending, nearly doubling in nominal terms between 2020-21 to 2031-32.

In the aged care sector, Australian Government spending has increased by over 40% in real terms since 2012-13. The reforms announced as part of the 2021-22 Budget will deliver a substantial structural increase in the level of funding for aged care. By 2023-24, the IGR forecasts that Australian Government spending on aged care is expected to be around A$4.5 billion higher per year as a result of the reforms (an increase of around 17%). This represents an increase in annual spending equivalent to around 0.2 percentage points of GDP. The number of older Australians requiring aged care services is expected to increase as the population ages. In the near term, the impacts of the baby boomer generation moving into their 70s and 80s will be particularly marked. A key driver of aged care spending is the number of people over the age of 70. The IGR predicts that number of people aged 70 and over will more than double over the next 40 years, reaching around 6.9 million people by 2060-61.

Kenshaw benefits from these demographic and government spending tailwinds through serving longstanding customers such as Health Infrastructure New South Wales, Public Works Advisory, Hunter New England Health, Anglican Care and Ramsay Health, for which it delivers customized critical backup power solutions and generator maintenance services. These services utilize Kenshaw’s custom developed Generator Service App which results in more timely, detailed and accurate reporting of servicing and condition.

Kenshaw’s traditional customer base also includes companies that operate in or service the mining sector, which is Australia’s largest industry as measured by contribution to GDP. Over the last year, the mining sector in Australia has continued to perform strongly. Furthermore, the mining sector is embracing sustainability and accelerating a drive towards net zero goals. This means that mine site electrification, especially with renewable power will be a significant growth opportunity. Given its experience in the sector, Kenshaw is well positioned to benefit from future growth in the mining industry in Australia.

While there is no material seasonality which impacts Kenshaw, in FY2022, the business continued to be adversely impacted by operational disruptions caused by absenteeism and supply chain disruption attributable to the COVID-19 pandemic. This has resulted in delays to the execution and completion of several projects and restricted access to clients’ sites, resulting in slower completion of scheduled works and hence revenue recognition, and higher costs in delivering contracted goods and services. Through the implementation of workplace health and safety best practices and adherence to public health directives, Kenshaw has been able to mitigate the impact of the pandemic to some degree, however the additional costs and operational inefficiencies caused have adversely affected profitability margins. In addition, with most electrical equipment manufactured outside of Australia, the business has also had to adapt to longer lead times from suppliers caused by the COVID-19 induced disruption to supply chains.

Relationships with its primary suppliers enables Kenshaw to sell and service their equipment as a dealer or agent. The business is a primary supplier and service agent for Cummins, Deutz and CAT generators, and WEG electric motors, and maintains long-term relationships with other equipment manufacturers such as Siemens, Toshiba and Teco. This allows Kenshaw to offer a complete solution to its clients with flexibility of product choice.

With almost 500 active customers for the year ended June 30, 2022, the business is not solely reliant on one customer, nor is the business reliant on any one patent, license, material contract, or process. Further, there are no government regulations which are material to the business, beyond those generally applicable to all businesses within the same statutory regime.

VivoPower continues to believe that Kenshaw, through its experience, capability, and track record, is well positioned competitively to benefit from the strong growth outlook for Australian data centers, aged and health care infrastructure as well as the continued strength of the Australian mining sector.

Solar Development

Historic Solar Development Business

As a consequence of the Company’s strategic pivot to an SES strategy, VivoPower no longer intends to engage in solar project development activities in isolation, unless if it’s a component of a sustainable energy solution for a corporate customer that it is helping to achieve decarbonization goals. This segment has historically been characterized as the Solar Development segment and encompassed the Company’s solar development activities in the U.S. and Australia.

VivoPower’s historic strategy in relation to solar development has been to minimize capital intensity and maximize return on invested capital by pursuing a business model predicated on developing and selling projects prior to construction and continually recycling capital rather than owning assets. The stages of solar development can be broadly characterized as: (i) early stage; (ii) mid-stage; (iii) advanced stage; (iv) construction; and (v) operation. Our business model has been to work through the development process from early stage through to advanced stage, and then sell those projects that have completed the advanced stage of development, also known as “shovel-ready” projects, to investors who will finance construction and ultimately own and operate the project.

Successful solar development requires an experienced team that can manage multiple work streams on a parallel path, from initially identifying attractive locations, to land control, permitting, interconnection, power marketing, and project sale to investors. Rather than build a substantial team internally to accomplish all of these activities, our business model has been to joint venture on a non-exclusive basis with existing experienced project development teams so that multiple projects can be advanced simultaneously and allow us to focus on provision of capital, project management, and marketing and sale of projects. In Australia we partnered with ITP Renewables (“ITP”), a global leader in renewable energy engineering, strategy and construction, and energy sector analytics. In the U.S., we entered into a development joint venture with Innovative Solar Systems, LLC (“ISS”) in April 2017 and in June 2021, VivoPower announced that it had secured full ownership of the remaining 50% of the equity interest in the portfolio from ISS for a nominal consideration of US$1.

United States Solar Development

VivoPower’s portfolio of U.S. solar projects is held by its now wholly owned subsidiary, Caret, LLC (“Caret”), owning a diversified solar project portfolio consisting originally of 38 solar projects in 9 states across the U.S. with a combined potential electrical generating capacity of 1.8 GW.

Of the 12 projects in the portfolio that were active at the start of the fiscal year, 4 additional projects were put on hold during the year ended June 30, 2022, in order to focus development efforts on the most advanced and economically attractive projects in the portfolio. As these projects were previously identified as being at high risk of being unviable, no value was attributed to them in the fair value assessment performed upon acquisition of a controlling interest in the portfolio in June 2021. Accordingly, no write off of capitalized project costs is required for the 4 projects that are on hold in FY2022.

The 8 remaining projects are all in Advanced stages of development as summarized below and all are being further developed for future sale and/or partnerships including in the context of the ‘power-to-x' strategy announced by the Company in August 2021 which is currently being pursued with a focus on joint venture opportunities in the sustainable cryptocurrency mining and high-performance computing data infrastructure sectors. The Company is currently actively evaluating partnership or joint development opportunities with cryptocurrency mining and data center developers in relation to a number of project sites in its US solar portfolio. However, no exclusive or definitive agreements have been executed during the year ended June 30, 2022. VivoPower expects a full realization within the next 12 to 24 months, although nearer term opportunities may be pursued if they arise.

Recent Developments

Sale of Australian Non-Core Business Units

On June 29, 2022, we announced the sale of our two non-core business units in Australia, J.A. Martin Electrical (“JAM Electrical”) and NDT Services (“NDT”), to ARA Group Limited (“ARA”), a leading diversified industrial services group based in Australia. This is as part of its strategic reorganization, in line with VivoPower’s strategy to focus on its core, fast-growth electric vehicle, and renewable critical power and sustainable solutions businesses. ARA is a leading diversified industrial services group based in Australia. VivoPower is retaining the fast-growing J.A. Martin Solar (“JAM Solar”) business, which will become a new division of its existing Australian business arm, Kenshaw (part of the wholly owned Aevitas group in Australia). The sale was completed and settled on July 1, 2022. VivoPower received upfront consideration as well as an earnout based on FY2023 EBITDA results for the businesses (including the value of synergies) which could total up to A$10m (subject to actual FY2023 EBITDA results).

Registered Direct Offering and Concurrent Private Placement

On July 29, 2022, we entered into a Purchase Agreement with the selling shareholder, pursuant to which we agreed to issue and sell, in a registered direct offering, (i) an aggregate of 2,300,000 Ordinary Shares at an offering price of $1.30 per share and (ii) an aggregate of 1,930,770 pre-funded warrants exercisable for Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $1.2999 per Pre-Funded Warrant, for aggregate gross proceeds of approximately $5.5 million before deducting the placement agent fee and related offering expenses. These securities were offered by us pursuant to an effective shelf registration statement on Form F-3 (File No. 333-251304) previously filed with the SEC on December 11, 2020, and which was declared effective by the SEC on December 23, 2020.

In a concurrent private placement, we agreed to issue to the selling shareholder Series A Warrants exercisable for an aggregate of 4,230,770 Ordinary Shares at an exercise price of $1.30 per share. Each Series A Warrant will be exercisable on February 2, 2023 and will expire on February 2, 2028. The Series A Warrants and the Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

Corporate Information

VivoPower International PLC, a public limited company incorporated under the laws of England, was formed on February 1, 2016. Our registered and principal executive offices are located at The Scalpel, 18th Floor, 52 Lime Street, London, U.K. Our general telephone number is +44-794-116-6696 and our internet address is http://www.vivopower.com. Our website and the information contained on or accessible through our website are not part of this prospectus, and our website address is included in this document as an inactive textual reference only. Our agent for service of process in the U.S. is Corporation Service Company, 251 Little Falls Drive Wilmington, DE 19808.

VivoPower, the VivoPower logo and other trademarks or service marks of VivoPower International PLC appearing in this prospectus are the property of VivoPower International PLC. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names.

Implications of Being an Emerging Growth Company

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we are eligible, and have elected, to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation (to the extent applicable to a foreign private issuer).

We could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the consummation of our initial public offering. However, if our annual gross revenue is US $1.07 billion or more, or our non-convertible debt issued within a three year period exceeds US $1 billion, or the market value of our Ordinary Shares that are held by non-affiliates exceeds US $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the last day of that fiscal year.

Implications of Being an Foreign Private Issuer

We are a “foreign private issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act, and we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Ordinary Shares.

The Nasdaq Listing Rules allow foreign private issuers, such as us, to follow home country corporate governance practices (in our case the U.K.) in lieu of the otherwise applicable Nasdaq corporate governance requirements, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

Risks Affecting Our Company

In evaluating an investment in our securities, you should carefully read this prospectus and especially consider the factors incorporated by reference in the sections titled “Risk Factors” commencing on page 10 of this prospectus and in the Annual Report on Form 20-F for the year ended June 30, 2022 incorporated by reference herein.

THE OFFERING

Ordinary Shares offered by us	Up to 4,230,770 Ordinary Shares underlying the Series A Warrants.

Use of proceeds

We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholder. However, if all of the Series A Warrants were exercised for cash, we would receive gross proceeds of approximately $5.5 million. See the section entitled “Use of Proceeds” in this prospectus.

Offering Price	The selling shareholder may sell all or a portion of their Ordinary Shares through public or private transactions at prevailing market prices or at privately negotiated prices.

Risk Factors

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus, and any other risk factors described in the documents incorporated by reference herein, for a discussion of certain factors to consider carefully before deciding to invest in our Ordinary Shares.

The Nasdaq Capital Market symbol	“VVPR”

Throughout this prospectus, when we refer to the Ordinary Shares being registered on behalf of the selling shareholder for offer and sale, we are referring to the Ordinary Shares issuable upon exercise of the Series A warrants, each as described under “The Private Placement” and “Selling Shareholder.” When we refer to the selling shareholder in this prospectus, we are referring to the selling shareholder identified in this prospectus and, as applicable, their donees, pledgees, transferees or other successors-in-interest selling Ordinary Shares or interests in Ordinary Shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer.

RISK FACTORS

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents we incorporate by reference into this prospectus before you decide to purchase our securities. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended June 30, 2022. Any of the risks and uncertainties set forth below and in the Annual Report on Form 20-F for the year ended June 30, 2022, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, or any prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of any securities offered by this prospectus. As a result, you could lose all or part of your investment.

THE PRIVATE PLACEMENT

On July 29, 2022, we agreed to issue to the selling shareholder Series A Warrants exercisable for an aggregate of 4,230,770 Ordinary Shares at an exercise price of $1.30 per share (the “Private Placement”). Each Series A Warrant will be exercisable on February 2, 2023 and will expire on February 2, 2028. The Series A Warrants and the Ordinary Shares issuable upon the exercise of the Series A Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

Pursuant to the terms of the Purchase Agreement, we agreed to use commercially reasonable efforts to cause this registration statement on Form F-1 providing for the resale by holders of its Ordinary Shares issuable upon the exercise of the Series A Warrants, to become effective 180 days following the closing of the Private Placement and to keep such registration statement effective at all times.

The foregoing descriptions of the form of Purchase Agreement and the form of Series A Warrant are not complete and are subject to and qualified in their entirety by reference to the form of Purchase Agreement and the form of Series A Warrant, respectively, copies of which are attached as Exhibits 10.1 and 4.1 respectively, to the Current Report on Form 6-K dated August 2, 2022, and are incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “targets,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference herein, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The sections in our periodic reports, including our Annual Report on Form 20-F for the year ended June 30, 2022, titled “Business,” “Risk Factors,” and “Operating and Financial Review and Prospects,” and any subsequently filed Reports on Form 6-K as well as other sections in this prospectus and the documents or reports incorporated by reference herein, discuss some of the factors that could contribute to these differences. These forward-looking statements include, among other things, statements about:

●	our expectations regarding our revenue, expenses and other results of operations;

●	our plans to acquire, invest in, develop or sell our investments in energy projects or joint ventures, including in the electric vehicle sector;

●	our ability to attract and retain customers;

●	the growth rates of the markets in which we compete;

●	our liquidity and working capital requirements;

●	our ability to raise sufficient capital to realize development opportunities and thereby generate revenue;

●	our anticipated strategies for growth;

●	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;

●	anticipated trends and challenges in our business and in the markets in which we operate;

●	our expectations regarding demand for solar power by energy users or investor in projects;

●	our expectations regarding changes in the cost of developing and constructing solar projects;

●	our ability to compete in our industry and innovation by our competitors;

●	the extent to which the COVID-19 pandemic affects our business, financial condition and results of operations;

●	our expectations regarding our ongoing legal proceedings;

●	our ability to adequately protect our intellectual property; and

●	our plans to pursue strategic acquisitions.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important cautionary statements in this prospectus or in the documents incorporated by reference in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. For a summary of such factors, please refer to the section titled “Risk Factors” in this prospectus, as updated and supplemented by the discussion of risks and uncertainties under “Risk Factors” contained in any supplements to this prospectus and in our most recent Annual Report on Form 20-F for the year ended June 30, 2022, as revised or supplemented by our subsequent periodic reports filed under the Exchange Act, as well as any amendments thereto, as filed with the SEC and which are incorporated by reference. The information contained in this document is believed to be current as of the date of this document. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We are not selling any Ordinary Shares in this offering and we will not receive any of the proceeds from the sale of Ordinary Shares by the selling shareholder. The selling shareholder will receive all of the proceeds from any sales of our Ordinary Shares offered hereby. However, we will incur expenses in connection with the registration of our Ordinary Shares offered hereby.

We will receive the exercise price upon any exercise of the Series A Warrants, to the extent exercised on a cash basis. If all the Series A Warrants were exercised, we would receive gross proceeds of approximately $5.5 million. However, the holders of the Series A Warrants are not obligated to exercise the Series A Warrants, and we cannot predict whether or when, if ever, the holders of the Series A Warrants will choose to exercise the Series A Warrants, in whole or in part. Accordingly, any proceeds from such exercise will be used for general corporate purposes and working capital.

MARKET FOR ORDINARY SHARES AND DIVIDEND POLICY

Our Ordinary Shares are traded on the Nasdaq Capital Market under the symbol “VVPR.” The last reported sale price of our Ordinary Shares on September 14, 2022 on the Nasdaq Capital Market was $0.99 per share. As of September 1, 2022, there were 12 shareholders of record of our Ordinary Shares.

We have never declared or paid any dividends on our Ordinary Shares, and we currently do not plan to declare dividends on our Ordinary Shares in the foreseeable future. Any determination to pay dividends to holders of our Ordinary Shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2022 as follows:

●	on an actual basis;

●

on a pro forma basis to give effect to our issuance and sale in August 2022 of (i) an aggregate of 2,300,000 Ordinary Shares at an offering price of $1.30 per share and (ii) an aggregate of 1,930,770 Pre-Funded warrants exercisable for Ordinary Shares at an offering price of $1.2999 per Pre-Funded Warrant; and

●

on a pro forma as adjusted basis to reflect the sale by the selling shareholder of 4,230,770 Ordinary Shares in this offering for total gross proceeds of $5.5 million, and after deducting the estimated offering expenses payable by us.

You should read this information in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes appearing in our Annual Report on Form 20-F for the year ended June 30, 2022.

As of June 30, 2022

(US dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$1,285	$6,240	$11,700
Shareholders' equity:
Liabilities
Non-current loans & borrowings	23,452	23,452	23,452
Current loans	5,109	5,109	5,109
Total debt	28,561	28,561	28,561
Equity
Issued capital	256	284	284
Share premium	99,418	102,380	102,380
Retained earnings / (accumulated deficit) and other reserves	(77,708)	(75,743)	(70,283)
Total shareholders' equity	21,966	26,921	32,381
Total capitalization	$45,418	$50,373	$55,833

The number of our Ordinary Shares to be outstanding after this offering is based on 21,318,118 of our Ordinary Shares outstanding as of June 30, 2022, and excludes the following:

●

51,645 Ordinary Shares underlying restricted stock units and performance stock units at a weighted average exercise price of $nil per share or upon the settlement of outstanding bonus stock awards under our 2017 Omnibus Incentive Plan (the “Plan”);

●

252,954 Ordinary Shares issuable upon exercise of outstanding options at a weighted average exercise price of $nil per share or upon the settlement of outstanding restricted stock units, performance stock units or bonus stock awards under our Plan; and

●	147,788 Ordinary Shares authorized for issuance pursuant to future awards under our Plan.

Unless otherwise indicated, all information in this prospectus does not reflect the potential issuance of our Ordinary Shares that remain available for sale as of the date of this prospectus under our “at-the-market” offering program, pursuant to which we may sell Ordinary Shares for remaining gross proceeds of up to approximately $1.1 million from time to time under our equity distribution agreement with A.G.P./Alliance Global Partners.

SELLING SHAREHOLDERS

The Ordinary Shares being offered by the selling shareholder are those issuable to the selling shareholder upon exercise of the Series A Warrants. For additional information regarding the issuance of the Series A Warrants, see “The Private Placement” above. We are registering the Ordinary Shares in order to permit the selling shareholder to offer the shares for resale from time to time. To our knowledge, the selling shareholder has not had any material relationship with us or our affiliates within the past three years. Our knowledge is based on information provided by the selling shareholder in connection with the filing of this prospectus.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the shares of Ordinary Shares by each of the selling shareholder. The second column lists the number of Ordinary Shares beneficially owned by the selling shareholder, based on its ownership of the Ordinary Shares and Series A Warrants, as of September 1, 2022, assuming exercise of the Series A Warrants held by the selling shareholder on that date, without regard to any limitations on exercises. The third column lists the maximum number of shares of Ordinary Shares that may be sold or otherwise disposed of by the selling shareholder pursuant to the registration statement of which this prospectus forms a part. The selling shareholder may sell or otherwise dispose of some, all or none of their shares. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any of our Ordinary Shares as to which a shareholder has sole or shared voting power or investment power, and also any Ordinary Shares which the shareholder has the right to acquire within 60 days of September 1, 2022. The percentage of beneficial ownership for the selling shareholder is based on 23,669,763 of our Ordinary Shares outstanding as of September 1, 2022 and the number of Ordinary Shares issuable upon exercise or conversion of convertible securities that are currently exercisable or convertible or are exercisable or convertible within 60 days of September 1, 2022 beneficially owned by the applicable selling shareholder. The fourth column assumes the sale of all of the Ordinary Shares offered by the selling shareholder pursuant to this prospectus.

Under the terms of the Series A Warrants, a selling shareholder may not exercise the Series A Warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of Ordinary Shares which would exceed 4.99% (or for certain holders, 9.99%) of our then outstanding Ordinary Shares following such exercise, excluding for purposes of such determination shares of Ordinary Shares issuable upon exercise of the Series A Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Beneficial Ownership Prior to the Offering(1)			Beneficial Ownership After the Offering(2)
Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to the Offering	Percentage of Outstanding Ordinary Shares(2)	Maximum Number of Ordinary Shares To Be Sold Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After the Offering	Percentage of Outstanding Ordinary Shares(2)
Armistice Capital Master Fund Ltd. (3)	7,870,770	28.2%	4,230,770	3,640,000	13.0%

(1)	Assumes all warrants are exercised.

(2)

Assumes that (i) all of the Ordinary Shares to be registered by the registration statement of which this prospectus is a part are sold in this offering and (ii) the selling shareholder does not acquire additional shares of our Ordinary Shares after the date of this prospectus and prior to completion of this offering. The percentage of beneficial ownership after the offering is based on 27,900,533 Ordinary Shares, consisting of (a) 23,669,763 shares of our Ordinary Shares outstanding on September 1, 2022, and (b) the 4,230,770 shares of our Ordinary Shares underlying the Series A Warrants offered under this prospectus. The number of Ordinary Shares listed do not take into account any limitations on exercise of the Pre-Funded Warrants and Series A Warrants preventing the Master Fund (as defined below) from exercising any portion of such warrants if such exercise would result in the Master Fund owning greater than 9.99% of our outstanding Ordinary Shares following such exercise.

(3)

Consists of (i) 1,709,230 Ordinary Shares, (ii) 1,930,770 Ordinary Shares issuable upon the exercise of the Pre-funded Warrants and (iii) 4,230,770 Ordinary Shares issuable upon the exercise of the Series A Warrants subject to certain beneficial ownership limitations held by the selling shareholder. The Ordinary Shares are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the Ordinary Shares except to the extent of their respective pecuniary interests therein. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

TAXATION

U.K. Tax Considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of Ordinary Shares who are only resident for tax purposes in the U.K., who hold the Ordinary Shares as investments and who are the beneficial owners of the Ordinary Shares. The statements may not apply to certain classes of holders of Ordinary Shares, such as dealers in securities and persons acquiring Ordinary Shares in connection with their employment. Prospective investors in Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Ordinary Shares should consult their own tax advisers.

Dividends

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2022/2023U.K. tax year (the “dividend allowance”). However, tax will be levied on any dividends received over the dividend allowance at 8.75% on dividend income within the basic rate band, 33.75% on dividend income within the higher rate band and 39.35% on dividend income within the additional rate band.

Corporate shareholders within the charge to U.K. corporation tax

Holders of Ordinary Shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us, provided that one of a number of possible exemptions applies.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the applicable rate of U.K. corporation tax (currently 19% but proposed to increase to 25% on and from 1 April 2023).

Capital gains

Individuals

For individual holders who are resident in the U.K. and individual holders who are temporarily non-resident and subsequently resume residence in the U.K. within a certain time, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of Ordinary Shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred unrelieved capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2022/2023 U.K. tax year is £12,300.

Subject to any reliefs that may be available, an individual holder will be subject to capital gains tax on any gain above the annual exemption amount at a rate of 10% or 20% depending on the total amount of the individual’s taxable income in the same tax year as the disposal takes place.

Companies

A disposal or deemed disposal of Ordinary Shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any exemptions or reliefs that apply or may be available. U.K. corporation tax is charged on chargeable gains at the same rate as stated above (currently 19% but proposed to increase to 25% on and from 1 April 2023). Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation although the allowance has now been frozen and now only applies to assets acquired prior to 31 December 2017.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements in this section entitled “Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) are intended as a general guide to the current U.K. stamp duty and SDRT position. The discussion below relates to holders wherever resident, but investors should note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply):

●	No stamp duty or SDRT will arise on the issue of our shares;

●

An agreement to transfer our shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser;

●

Instruments transferring our shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty; and

●

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

U.K. domestic law provides that where our Ordinary Shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty’s Revenue & Customs (“HMRC”), HMRC (now His Majesty’s Revenue and Customs) has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a depositary receipt system or clearance service (such as, in our understanding, DTC). Following the UK’s exit from the European Union on 31 January 2020, HMRC has confirmed that the 1.5% charges on the issue of new shares will remain disapplied unless and until such time as UK domestic legislation is amended to the contrary.

HMRC remains of the view that where our shares are transferred (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of our shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC. In these circumstances, stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of our shares into such a clearance service and on subsequent agreements to transfer such shares within such clearance service. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to U.K. stamp duty or SDRT.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below). This discussion does not purport to be a complete analysis of all potential tax consequences applicable to holders of our Ordinary Shares. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. We have not sought or intend to seek an opinion from counsel or a ruling from the IRS regarding the matters discussed below. There can be no assurances that the IRS or a court will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our Ordinary Shares.

This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such Ordinary Shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Ordinary Shares that may be subject to special tax rules including, without limitation, the following:

●	holders that are not U.S. holders;

●	banks, financial institutions or insurance companies;

●	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

●	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons that hold the Ordinary Shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

●	S corporations;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares through the exercise of an employee stock option or otherwise as compensation;

●	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and

●	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our Ordinary Shares. In addition, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Ordinary Shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or,

●

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the U.S. federal income tax consequences relating to an investment in our Ordinary Shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our Ordinary Shares in its particular circumstances.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions. Subject to the rules concerning passive foreign investment company (“PFIC”) further discussed below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to Ordinary Shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the Ordinary Shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our Ordinary Shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. With respect to non-corporate U.S. holders, dividends generally will be taxed at the lower applicable long-term capital gains rate if our Ordinary Shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits of the income tax treaty between the U.S. and the U.K. and certain other requirements are met. In addition, if we are classified as a PFIC in a taxable year in which a dividend is paid or the prior year, this lower tax rate will not be available. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Ordinary Shares.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares. Subject to discussion concerning the PFIC rules below, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Ordinary Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those Ordinary Shares. Subject to discussion concerning the PFIC rules below, such gain or loss will generally be a capital gain or loss and will generally be treated from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of Ordinary Shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such Ordinary Shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations. If we are classified as a PFIC for U.S. federal income tax purposes in any taxable year, a U.S. holder would be subject to special rules and potentially adverse U.S. federal income tax consequences.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our Ordinary Shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our Ordinary Shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income for the purposes of the PFIC tests. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our Ordinary Shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2020 taxable year and do not expect to be a PFIC during our 2021 taxable year. Our status for any taxable year will depend on the composition of our income and the projected composition and estimated fair market values of our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Ordinary Shares, which is likely to fluctuate. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, for any taxable year, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our Ordinary Shares) and (b) any gain realized on the sale or other disposition of the Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to the U.S. holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Ordinary Shares are “regularly traded” on a “qualified exchange.” Our Ordinary Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the Ordinary Shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

If we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that U.S. holder for all succeeding years during which the U.S. holder holds our Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to our Ordinary Shares. If such election is made, the U.S. holder will be deemed to have sold our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences applicable to sales of PFIC shares described above. After the deemed sale election, the U.S. holder’s Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. However, we do not currently intend to provide the information necessary for U.S. holders to make a QEF election if we were treated as a PFIC for any taxable year and prospective investors should assume that a QEF election will not be available. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns Ordinary Shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our Ordinary Shares, receives distributions with respect to our Ordinary Shares, or has made a mark-to-market election with respect to our Ordinary Shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file an IRS Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds a certain threshold. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Ordinary Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on Ordinary Shares and on the proceeds from the sale, exchange or disposition of Ordinary Shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

In addition, U.S. holders may be required to file IRS Form 926 reporting the payment of the offer price for our Ordinary Shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Certain U.S. holders who are individuals and certain entities controlled by individuals may be required to report information relating to an interest in our Ordinary Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on IRS Form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of our Ordinary Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION

The selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to use commercially reasonable efforts to keep this registration statement effective at all times until the selling shareholder no longer own any Series A Warrants or Ordinary Shares issuable upon the exercise of the Series A Warrants.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF OUR SECURITIES BEING REGISTERED

The securities to be registered on this registration statement on Form F-1 include up to an aggregate amount of 4,230,770 Ordinary Shares, consisting of up to 4,230,770 Ordinary Shares issuable upon exercise of Series A Warrants acquired by the selling shareholder under the Purchase Agreement.

General

We are incorporated as a public company with limited liability and our affairs are governed by our articles of association and the laws of England.

The following description summarizes the most important terms of our share capital. We have adopted an amended and restated articles of association, and this description summarizes the provisions that are included therein. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Securities Being Registered” section, you should refer to our amended and restated articles of association, which is included as an exhibit to the registration statement of which this prospectus is part, and to the applicable provisions of the Companies Act 2006 (the “Companies Act”).

Our Ordinary Shares have the rights and restrictions described in the subsection entitled “Key Provisions in our Articles of Association.”

We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury.

Key Provisions in our Articles of Association

The following is a summary of certain key provisions of our articles of association.

Objects and Purposes

The Companies Act abolished the need for an objects clause and, as such, our objects are unrestricted.

Shares and Rights Attaching to Them

General

Other than the voting rights described herein, all Ordinary Shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act and any other relevant legislation, our shares may be issued with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as may be determined by ordinary resolution (or, failing any such determination, as the directors may determine). We may also issue shares, which are, or are liable to be, redeemed at the option of us or the holder.

Voting Rights

The holders of Ordinary Shares are entitled to vote at general meetings of shareholders. Each ordinary shareholder is entitled, on a show of hands, to one vote; and on a poll, to one vote for each ordinary share held. For as long as any Ordinary Shares are held in a settlement system by the Depository Trust Company, all votes shall take place on a poll.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporative representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

Capital Calls

Under our articles of association, the liability of our shareholders is limited to the amount, if any, unpaid on the shares held by them.

The directors may from time to time make calls on shareholders in respect of any monies unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment. “Clear days” notice means calendar days and excludes the date of mailing, the date of receipt or deemed receipt of the notice and the date of the meeting itself. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

Restrictions on Voting Where Sums Overdue on Shares

None of our shareholders (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors otherwise determine) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

Dividends

The directors may pay interim and final dividends in accordance with the respective rights and restrictions attached to any share or class of share, if it appears to them that they are justified by the profits available for distribution.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors resolve, be forfeited and cease to remain owing by us. In addition, we will not be considered a trustee with respect to, or liable to pay interest on, the amount of any payment into a separate account by the directors or any unclaimed dividend or other sum payable on or in respect of a share.

We may cease to send any payment in respect of any dividend payable in respect of a share if:

●	in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);

●

in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable inquiries have failed to establish any new address or account of the recipient; or

●

a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to the articles of association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may, with the authority of an ordinary resolution of the Company, offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distribution of Assets on Winding-up

If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

Variation of Rights

The rights attached to any class may be varied, either while we are a going concern or during or in contemplation of a winding up (a) in such manner (if any) as may be provided by those rights; or (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Transfer of Shares

All of our shares in certificated form may be transferred by an instrument of transfer in any usual or common form or any form acceptable to the directors and permitted by the Companies Act and any other relevant legislation.

The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer: (a) is lodged, duly stamped, at our registered office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of share; and (c) is in favor of not more than four transferees.

Alteration of Capital

We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; and sub-divide our shares, or any of them, into shares of a smaller amount than our existing shares; and determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others.

Pre-emption Rights

There are no rights of pre-emption under our articles of association in respect of transfers of issued Ordinary Shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in our company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such Ordinary Shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting or a specific provision in our articles of association.

Directors

Number

Subject to the provisions of the Companies Act, a majority of the directors may from time to time fix the maximum number of directors and unless so fixed the number of directors (other than alternate directors) shall not be subject to any maximum. The minimum number shall not be less than two.

Classification

The directors of VivoPower shall be divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. At each succeeding annual general meeting of VivoPower, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term.

The initial term of Class A Directors expired at the Company’s first annual general meeting in September 2017, Class B Directors at the 2018 annual general meeting, and Class C Directors at the 2019 annual general meeting.

Matthew Cahir was re-elected as a Class B Director for a one-year term at the 2021 annual general meeting. William Langdon was re-elected for as a Class C Director for a two-year term at the 2021 annual general meeting. Kevin Chin is Executive Chairman of the board.

Appointment of Directors

The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

Termination of a Director’s Appointment

A director may be removed with the approval of all of the other directors and a person would cease to be a director as the result of certain other circumstances as set out in our articles of association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our articles of association.

Borrowing Powers

Under our directors’ general power to manage our business, our directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Quorum

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed shall be two. Provided that a director declares his interest (as outlined in the subsection entitled “Directors’ Interests and Restrictions” below) a director may vote as a director in regard to any transaction in which he is interested or upon any matter arising therefrom and if he shall so vote his vote shall be counted and he shall be counted in the quorum present at the meeting (aside from in relation to counting towards quorum in relation to the authorization of a director’s conflict).

Directors’ Interests and Restrictions

Subject to the provisions of the Companies Act, and provided that he has disclosed in accordance with English law the nature and extent of any material interests of his, a director notwithstanding his office:

●	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

●

may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, anybody corporate in which the Company is interested; and

●

notwithstanding the fact that a proposed decision of the directors concerns or relates to any matter in which a director has, or may have, directly or indirectly, any kind of interest whatsoever, that director may participate in the decision-making process for both quorum and voting purposes although any director facing such a conflict is not to be counted as participating in the decision to authorize the conflict for quorum or voting purposes.

A director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Remuneration

Until otherwise determined by ordinary resolution, the directors may determine the amount of fees to be paid to the directors for their services provided that any fees paid to the directors shall not exceed the amounts set out in the then applicable directors’ remuneration policy approved by members for the purposes of section 439A of the Companies Act 2006.

Any director who holds any other office with us, or who serves on any committee of the directors, or who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such additional remuneration as the directors may determine.

The directors may also be paid all reasonable expenses properly incurred by them in connection with the exercise of their powers and the discharge of their responsibilities as directors.

Share Qualification of Directors

Our articles of association do not require a director to hold any shares in us by way of qualification. A director who is not a member shall nevertheless be entitled to attend and speak at general meetings.

Indemnity of Officers

Subject to the provisions of any relevant legislation, each of our directors and other officers (excluding an auditor) may be entitled to be indemnified by us against all liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director.

Shareholders Meetings

Calling of General Meetings

A general meeting may be called by a majority of the directors, the chairman of the board of directors or the chief executive officer. The directors are also required to call a general meeting once we have received requests to hold a general meeting from shareholders representing at least 5% of the paid up capital of the company entitled to vote at a general meeting.

Quorum of Meetings

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Attendance

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

Limitation on Owning Securities

Our articles of association do not restrict in any way the ownership or voting of our shares by non-residents.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and where the interest in shares represent at least 0.25% of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulation and certain economic sanctions which may be in force from time to time, there are no English laws or regulation, or any provision of our articles of association, which would prevent the import or export of capital or the remittance of dividends, interest or other payments by us to holders of our Ordinary Shares who are not residents of the U.K. on a general basis.

Differences in Corporate Law

The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders at a general meeting, resolutions appointing each director must be voted on individually unless the shareholders present vote to disapply this requirement without any vote in opposition.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting and, if the directors fail to do so within a prescribed period, may themselves call a general meeting.

	England and Wales	Delaware
Notice of General Meetings

Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as resolutions to remove directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights

Under the Companies Act 2006, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“Ordinary Shares”) or (ii) rights to subscribe for, or to convert securities into, Ordinary Shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

	England and Wales	Delaware
Authority to Allot

Under the Companies Act 2006, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise (in each case in accordance with the provisions of the Companies Act 2006).

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers

Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity”(being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings or in obtaining relief from the court); and (c) provide a “qualifying pension scheme indemnity”(being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan)

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●    any breach of the director’s duty of loyalty to the corporation or its stockholders;

●  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●    any transaction from which the director derives an improper personal benefit.

Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or by the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
Shareholder vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors that are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

●   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders, or class thereof present and voting, either in person or by proxy; and

●     the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

●     the approval of the board of directors; and

●    approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●    to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole, subject in certain specified circumstances to consider or act in the interests of the creditors of the company;

●    to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

●    to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

England and Wales	Delaware

●     to exercise independent judgement;

●     to exercise reasonable care, skill and diligence;

●     not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

●     a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	England and Wales	Delaware
Shareholder Litigation

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from an act or omission involving a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●    state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

●   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

●     State the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Other UK Law Considerations

Squeeze-out

Under the Companies Act, if a takeover offer (as defined in section 974 of the Companies Act) is made for the shares of a company and the offeror were to acquire, or unconditionally contract to acquire:

●	not less than 90% in value of the shares to which the takeover offer relates (the “Takeover Offer Shares”); and

●

where those shares are voting shares, not less than 90% of the voting rights attached to the Takeover Offer Shares, the offeror could acquire compulsorily the remaining 10% within three months of the last day on which its offer can be accepted. It would do so by sending a notice to outstanding shareholders telling them that it will acquire compulsorily their Takeover Offer Shares and then, six weeks later, it would execute a transfer of the outstanding Takeover Offer Shares in its favor and pay the consideration to the company, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose Takeover Offer Shares are acquired compulsorily under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out

The Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer (as defined in Section 974 of the Companies Act). If a takeover offer related to all the shares of a company and, at any time before the end of the period within which the offer could be accepted, the offeror held or had agreed to acquire not less than 90% of the shares to which the offer relates, any holder of the shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his or her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of the minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his or her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, a company is empowered by notice in writing to require any person whom the company knows to be, or has reasonable cause to believe to be, interested in the company’s shares or at any time during the three years immediately preceding the date on which the notice is issued to have been so interested, within a reasonable time to disclose to the company details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares.

If a shareholder defaults in supplying the company with the required details in relation to the shares in question (the “Default Shares”), the shareholder shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings. Where the Default Shares represent 0.25% or more of the issued shares of the class in question, the directors may direct that:

●

any dividend or other money payable in respect of the Default Shares shall be retained by the company without any liability to pay interest on it when such dividend or other money is finally paid to the shareholder; and/or

●

no transfer by the relevant shareholder of shares (other than a transfer approved in accordance with the provisions of the company’s articles of association) may be registered (unless such shareholder is not in default and the transfer does not relate to Default Shares).

Dividends

Under English law, before a company can lawfully make a distribution, it must ensure that it has sufficient distributable reserves. A company’s distributable reserves are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

In addition to having sufficient distributable reserves, a public company will not be permitted to make a distribution if, at the time, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is less than the aggregate of its issued and paid-up share capital and undistributable reserves, or if the distribution would result in the amount of its net assets being less than that aggregate.

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A public limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Subject to the foregoing, because the Nasdaq Capital Market is not a “recognized investment exchange” under the Companies Act, a company may purchase its own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of its Ordinary Shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A share buy back by a company of its Ordinary Shares will give rise to UK stamp duty at the rate of 0.5% of the amount or value of the consideration payable by the company, and such stamp duty will be paid by the company.

Our articles of association do not have conditions governing changes in our capital which are more stringent than those required by law.

Statutory Pre-emption Rights

Under English law, a company must not allot equity securities to a person on any terms unless the following conditions are satisfied:

●

it has made an offer to each person who holds Ordinary Shares in the company to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value held by them of the ordinary share capital of the company; and

●	the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made.

For these purposes “equity securities” means Ordinary Shares in the company or rights to subscribe for, or to convert securities into, Ordinary Shares in the company. “Ordinary Shares” means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution.

The statutory pre-emption rights are subject to certain exceptions, including the issue of Ordinary Shares for non-cash consideration, an allotment of bonus shares and the allotment of equity securities pursuant to an employees’ share scheme. The statutory pre-emption rights may also be disapplied with the approval of 75% of shareholders.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our members. For English law purposes, our members are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. In the case of shares held in a settlement system operated by the Depository Trust Company (“DTC”), the registered member will be DTC’s nominee, Cede & Co. If a person who holds their Ordinary Shares in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their Ordinary Shares from the settlement system operated by DTC and become the registered holder of the shares in our register of members. A withdrawal of shares from DTC may have tax implications.

UK City Code on Takeovers and Mergers

The Company does not believe that it is subject to the Takeover Code as it considers that it falls outside of the types of company the Takeover Panel specifies it regulates (set out in Section 3(a) of the Code). However, as a UK public limited company, VivoPower may, in certain limited circumstances, become subject to the Takeover Code. VivoPower will keep this matter under review.

Any takeover proposal for the company would not, therefore, at the present time be governed by the Takeover Code and the Panel would not have jurisdiction in relation to any such transaction.

History of Security Issuances

We were incorporated on February 1, 2016 with an issued share capital of 50,000 Ordinary Shares of nominal value of £1.00 each. Since incorporation there have been the following changes to our issued share capital:

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016: that the existing 50,000 Ordinary Shares of £1 each in the capital of the Company be sub-divided into 5,514,375 Ordinary Shares of £ 0.00906721 each;

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016: that a further 204,504 Ordinary Shares of £ 0.00906721 each be allotted up to an aggregate nominal amount of £1,854.29;

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on August 3, 2016 that the share capital be redenominated from Great British Pounds to U.S. Dollars;

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on October 6, 2020: that shares in the Company be allotted up to an aggregate nominal amount of $180,000; and

●

pursuant to the authority granted by a resolution, passed as an ordinary resolution by our shareholders on December 18, 2020: that shares in the Company be allotted up to an aggregate nominal amount of $180,000.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 33 N. LaSalle St., 11th Floor, Chicago, IL 60602.

Listing

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “VVPR.”

EXPENSES

The following are the estimated expenses of this offering payable by us with respect to the Ordinary Shares issuable upon exercise of the Series A Warrant. With the exception of the SEC registration fee, all amounts are estimates and may change:

Amount
SEC registration fee	$387.22
Legal fees and expenses	25,000.00
Accounting fees and expenses	10,000.00
Miscellaneous costs	4,612.78
Total	$40,000.00

LEGAL MATTERS

The validity of our Ordinary Shares and certain matters governed by English law will be passed on for us by Shoosmiths LLP. Certain matters of U.S. federal law will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P. C., New York, New York.

EXPERTS

The consolidated financial statements of VivoPower International PLC appearing in VivoPower’s Annual Report on Form 20-F for the year ended June 30, 2022 have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered business address of PKF Littlejohn LLP is 15 Westferry Circus, Canary Wharf, London E14 4HD.

ENFORCEMENT OF JUDGMENTS

We are a public limited company incorporated under the laws of England and Wales. Certain of our directors and executive officers and experts named in this prospectus reside outside of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for an investor to serve process on us or our directors and executive officers or to compel any of them to appear in Court in the United States or to enforce judgments obtained in U.S. courts against them or us, including judgments based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive in the United Kingdom if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we file Annual Reports and other information with the SEC. As a foreign private issuer, we are exempt from, among other things, the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a web site that contains reports and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement of which this prospectus forms a part. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

We also maintain a website at www.vivopower.com through which you can access our SEC filings. The information set forth on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 20-F for the year ended June 30, 2022, filed with the SEC on September 16, 2022;

•	our Reports on Form 6-K furnished to the SEC on July 29, 2022 and August 2, 2022 that we incorporate by reference into this prospectus supplement; and

•

the description of our ordinary shares contained in our Registration Statement on Form 8-A filed with the SEC on December 28, 2016, including any amendments or reports filed for the purpose of updating such description.

4,230,770 Ordinary Shares

VIVOPOWER INTERNATIONAL PLC

(Incorporated in England and Wales)

PROSPECTUS

The date of this prospectus is September 29, 2022.

Until October 24, 2022 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.